EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2010	2011	2012	2013	2014
EARNINGS
Income Before Income Taxes	$189,517	$201,434	$157,801	$252,615	$235,268
Fixed Charges (as below)	174,965	168,003	168,656	167,362	158,990
Total Earnings	$364,482	$369,437	$326,457	$419,977	$394,258

FIXED CHARGES
Interest Expense	$104,465	$97,665	$102,739	$97,710	$93,475
Credit for Allowance for Borrowed Funds Used During Construction	8,500	7,838	4,717	9,752	8,015
Estimated Interest Element in Lease Rentals	62,000	62,500	61,200	59,900	57,500
Total Fixed Charges	$174,965	$168,003	$168,656	$167,362	$158,990

Ratio of Earnings to Fixed Charges	2.08	2.19	1.93	2.50	2.47